SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30436; File No. 812-13848]

Neuberger Berman ETF Trust and Neuberger Berman Management LLC; Notice of

Application

March 25, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company

Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the

Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an

exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) of the Act

for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Neuberger Berman ETF Trust (the "Trust") and Neuberger Berman

Management LLC ("NBM" or "Adviser" or "Distributor") (collectively, the "Applicants").

Summary of Application: Applicants request an order that permits: (a) series of certain

actively-managed open-end management investment companies to issue shares ("Shares")

redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions

in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds,

under certain circumstances, more than seven days after the tender of Shares for redemption;

(d) certain affiliated persons of the series to deposit securities into, and receive securities

from, the series in connection with the purchase and redemption of Creation Units; and

(e) certain registered management investment companies and unit investment trusts outside

of the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on November 19, 2010, and amended on April 27,

2011, November 22, 2011, May 15, 2012, October 26, 2012 and March 18, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving Applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

April 19, 2013, and should be accompanied by proof of service on Applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature

of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100

F Street, NE, Washington, DC 20549-1090. Applicants: 605 Third Avenue, New York, NY

10158.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number,

or an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or

by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Trust will be registered as an open-end management investment company under the Act and is organized as a Delaware statutory trust. The Trust will initially offer one series, the Neuberger Berman Real Return Active ETF (the "Initial Fund"). The investment objective of the Initial Fund will be to provide risk-adjusted returns through investments in U.S. and foreign equity and fixed income markets. NBM, a Delaware limited liability company, will serve as the investment adviser to the Initial Fund. Each Adviser (as defined below) is or will be registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").

2.   Applicants request that the order apply to the Initial Fund and any future series of the Trust or of any other open-end management investment company that is an actively managed exchange-traded fund ("ETF") and (a) advised by NBM or an entity controlling, controlled by, or under common control with NBM (an "NBM Affiliate," and each of NBM and such NBM Affiliates that serve as an investment adviser to a Fund, an "Adviser") and (b) complies with the terms and conditions of the application (collectively, "Future Funds," and together with the Initial Fund, the "Funds").[1] An Adviser may enter into subadvisory agreements with respect to the management of the Funds with an NBM Affiliate or other subadviser (each, a "Subadviser"). Any Subadviser will be registered or not subject to registration under the Advisers Act. NBM, also a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act"), will serve as the principal underwriter

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[1]   All entities that currently intend to rely on the order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

and distributor of the Funds' shares ("Distributor"). An NBM Affiliate or another broker-dealer that is not an NBM Affiliate may serve as a Fund's Distributor. Any Distributor to any Fund will be registered as a broker-dealer under the Exchange Act.

  3. Each Fund will consist of a portfolio of securities (including equity securities and/or fixed income securities), currencies, shares of other ETFs and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed income securities, and other assets traded in the U.S. or non-U.S. markets.[2] Certain Funds may invest in equity securities or fixed income securities traded in international markets (the "International Funds"). Certain Funds may also invest in "Depositary Receipts". [3] Certain Funds may also invest in future ETFs advised by an Adviser pursuant to section 12(d)(1)(G) of the Act or as otherwise permissible under section 12(d)(1) of the Act and the rules thereunder.

  4. Applicants anticipate that a Creation Unit will consist of at least 50,000 Shares and that the price of a Share will range from $10 and $100. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into a participant agreement with the Trust, the Distributor and the transfer agent of the Trust

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[2] The Fund's portfolio securities and other assets and positions are referred to herein as "Portfolio Instruments." If a Fund invests in derivatives: (a) the Board periodically will review and approve (i) the Fund's use of derivatives and (ii) how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives; and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[3] Depositary Receipts are typically issued by a financial institution, a "depositary," and evidence ownership in a security or pool of securities that have been deposited with the depositary. A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of the Applicants, any Future Fund, Adviser or Subadviser will serve as the depositary for any Depositary Receipts held by a Fund.

("Authorized Participant") with respect to the creation and redemption of Creation Units. An Authorized Participant is either: (a) a broker or dealer registered under the Exchange Act ("Broker") or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with the Depository Trust Company ("DTC") or (b) a participant in DTC (such participant, "DTC Participant"). The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[4] On any given Business Day[5] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[6] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed

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[4]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

[5]   Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[6]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[7] or (c) TBA transactions,[8] short positions and other positions that cannot be transferred in kind[9] will be excluded from the Creation Basket.[10] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

     5.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind solely under the following circumstances: (a) to the extent there is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[11] (d) if, on a given

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[7]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[8]   A TBA transaction is a method of trading mortgage-backed securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and prices. The actual pools delivered generally are determined two days prior to the settlement date.

[9]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[10]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

[11]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax

Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of International Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[12]

6.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange"), on which Shares are listed, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. An Exchange will

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consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[12]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

disseminate every 15 seconds throughout the trading day through the facilities of the

Consolidated Tape Association an amount representing, on a per Share basis, the sum of the

current value of the Portfolio Instruments that were publicly disclosed prior to the

commencement of trading in Shares on the Exchange that day.

7.   An investor purchasing or redeeming a Creation Unit from a Fund will be

charged a fee ("Transaction Fee") to protect existing shareholders of the Fund from the

dilutive costs associated with the purchase and redemption of Creation Units.[13] All orders to

purchase Creation Units must be placed with the Distributor by or through an Authorized

Participant and the Distributor will transmit such orders to the relevant Fund. The

Distributor also will be responsible for delivering a prospectus ("Prospectus") to those

persons purchasing Creation Units and for maintaining records of both the orders placed with

it and the confirmations of acceptance furnished by it.

8.   Shares will be listed and traded at negotiated prices on an Exchange and

traded in the secondary market. Applicants expect that Exchange specialists ("Specialists")

or market makers ("Market Makers") will be assigned to Shares. The price of Shares trading

on the Exchange will be based on a current bid/offer market. Transactions involving the

purchases and sales of Shares on the secondary market will be subject to customary

brokerage commissions and charges.

9.   Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs. Specialists, or Market Makers, acting in their role to provide a

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[13]   Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of purchasing those particular Deposit Instruments.

fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[14] Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[15] Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV.

10.   Neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund." Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." Any advertising material where features of obtaining, buying or selling Creation Units or Shares traded on the Exchange are described or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to a Fund in Creation Units only.

11.   The Funds' website, which will be publicly available prior to the public offering of Shares, will include the Prospectus and additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of

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[14]   If Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ's listing requirements, two or more Market Makers will be registered as Market Makers in Shares and required to make a continuous, two-sided market or be subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[15]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium and discount

of the market closing price or the Bid/Ask Price against such NAV. On each Business Day,

before commencement of trading in Shares on the Exchange, the Fund will disclose on its

website the identities and quantities of the Portfolio Instruments held by the Fund that will

form the basis for the Fund's calculation of NAV at the end of the Business Day.[16]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an

exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under

the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and

(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections

12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provisions

of the Act, if and to the extent that such exemption is necessary or appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the

policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to

exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the

terms of the transaction, including the consideration to be paid or received, are reasonable

and fair and do not involve overreaching on the part of any person concerned, and the

proposed transaction is consistent with the policies of the registered investment company and

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[16]   Applicants note that under accounting procedures followed by the Funds, trades made on the
prior Business Day ("T") will be booked and reflected in NAV on the current Business Day (T+1).
Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that
will form the basis for the NAV calculation at the end of the Business Day.

the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust (and any Fund, if applicable) to register as an open-end management investment company and redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units from each Fund. Applicants further state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a

redeemable security do so only at a price based on its NAV. Applicants state that secondary

market trading in Shares will take place at negotiated prices, not at a current offering price

described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of

Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1

under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of

the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the

proposed method of pricing Shares. Applicants maintain that while there is little legislative

history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have

been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers resulting from sales at different prices, and (c) assure an orderly distribution of

investment company shares by eliminating price competition from Brokers offering shares at

less than the published sales price and repurchasing shares at more than the published

redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that

(a) secondary market trading in Shares does not involve the Funds as parties and cannot

result in dilution of an investment in Shares, and (b) to the extent different prices exist during

a given trading day, or from day to day, such variances occur as a result of third-party market

forces, such as supply and demand. Therefore, applicants assert that secondary market

transactions in Shares will not lead to discrimination or preferential treatment among

purchasers. Finally, applicants contend that the proposed distribution system will be orderly

because arbitrage activity should ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of the International Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets where the International Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than 7 calendar days for International Funds. Applicants therefore request relief from section 22(e) to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each International Fund customarily clear and settle, up to a maximum of 14 calendar days.[17] With respect to Future Funds that are International Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application. Except as set

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[17]   Rule 15c6-1 under the Exchange Act requires that most transactions be settled within three business days of the trade date. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations Applicants may have under rule 15c6-1.

forth in the application or as disclosed in the SAI for a Fund, deliveries of redemption proceeds for International Funds are expected to be made within seven days.[18]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants are not seeking relief from section 22(e) with respect to International Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

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[18]   Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each International Fund.

2.	Applicants request relief to permit Investing Funds (as defined below) to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act ("Investing Fund Relief"). Applicants request that these exemptions apply to each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Funds within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into a Participation Agreement (as defined below) with a Fund (such management investment companies are referred to herein as "Investing Management Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts together are referred to herein as "Investing Funds"). Investing Funds do not include the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act ("Investing Fund Adviser") that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each, an "Investing Fund Subadviser").[19] Each Investing Fund Adviser and any Investing Fund Subadviser will be registered or not subject to registration as an investment adviser under the Advisers Act.

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[19]	An Adviser may serve as subadviser to an Investing Fund.

3.   Applicants submit that the proposed conditions to the requested relief are designed to address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

4.   Applicants propose a condition to prohibit an Investing Fund or Investing Fund Affiliate from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund an Investing Fund Affiliate and the Fund or Fund Affiliate.[20] Applicants propose a condition to limit the ability of the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor ("Investing Fund's Advisory Group") from (individually or in the aggregate) controlling a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser, or any person controlling, controlled by, or under common control with the Investing Fund Subadviser ("Investing Fund's Subadvisory Group").

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[20]   An "Investing Fund Affiliate" is any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter or principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

5.   Applicants propose other conditions to limit the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the Act.

6.   Applicants propose several conditions to address the concerns regarding layering of fees and expenses. Applicants note that the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In addition, an Investing Fund Adviser, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees

received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Applicants also propose a condition to prevent any sales charges or service fees charged with respect to shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[21]

7.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

8.   To ensure that the Investing Funds understand and comply with the terms and conditions of the requested order, any Investing Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into a participation agreement ("Participation Agreement") with the Fund. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

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[21]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

9.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such person ("second-tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the

Act defines "affiliated person" to include any person directly or indirectly owning,

controlling, or holding with power to vote 5% or more of the outstanding voting securities of

the other person and any person directly or indirectly controlling, controlled by, or under

common control with, the other person. Section 2(a)(9) of the Act defines "control" as the

power to exercise a controlling influence over the management or policies of a company and

provides that a control relationship will be presumed where one person owns more than 25%

of another person's voting securities. Each Fund may be deemed to be controlled by an

Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to

be under common control with any other registered investment company (or series thereof)

advised by an Adviser (an "Affiliated Fund").

10.   Applicants request an exemption under sections 6(c) and 17(b) of the Act

from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions

of Creation Units from the Funds by persons that are affiliated persons or second tier

affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or

more, or in excess of 25% of the outstanding Shares of one or more Funds; (b) having an

affiliation with a person with an ownership interest described in (a); or (c) holding 5% or

more, or more than 25% of the Shares of one or more Affiliated Funds.[22] Applicants also

request an exemption in order to permit a Fund to sell its Shares to and redeem its Shares

from, and engage in the transactions that would accompany such sales and redemptions with,

certain Investing Funds of which the Funds are affiliated persons or second-tier affiliates.[23]

11.   Applicants assert that no useful purpose would be served by prohibiting such

affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund

in Creation Units. Except as described above, the Deposit Instruments and the Redemption

Instruments will be the same regardless of the identity of the purchaser or redeemer,

respectively, and will correspond *pro rata* to the Fund's Portfolio Instruments. Both the

deposit procedures for in-kind purchases of Creation Units and the redemption procedures for

in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments

and Redemption Instruments will be valued in the same manner as the Portfolio Instruments

held by the relevant Funds. Therefore, applicants state that such valuation method creates no

opportunity for affiliated persons or second-tier affiliates to effect a transaction detrimental to

other holders of Shares of that Fund. Applicants also believe that in-kind purchases and

redemptions will not result in self-dealing or overreaching of any Fund.

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[22]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because the Adviser to the Funds is also an investment adviser to an Investing Fund.

[23]   Applicants believe most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund. To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemption of those Shares. The requested relief also is intended to cover the in-kind transactions that may accompany such sales and redemptions.

12.	Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund meets the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Creation Units directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.[24] Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions:

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief

1.	As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

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[24]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5. No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

B. Section 12(d)(1) Relief

1. The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the

Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section l2(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or

transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the

securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Fund in excess of the limit in section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing

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Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund relying on the section 12(d)(1) Relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary